The CNL Funds

450 South Orange Avenue

Orlando, FL 32801-3336

October 16, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The CNL Funds (the “Trust”)
(File Nos. 333-140838 and 811-22017)
Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Trust and the Trust’s principal underwriter, Foreside Fund Services, LLC, hereby respectfully request that the effective date of Pre-Effective Amendment No. 2 to the Trust’s Registration Statement, filed on October 3, 2007, be accelerated so that it will become effective on October 16, 2007, or as soon thereafter as practicable. The Trust and Foreside Fund Services, LLC are aware of their statutory obligations under the federal securities laws to provide appropriate disclosure of material information.

Please call Francine S. Hayes at (617) 662-3969 if you have any questions.

Sincerely yours,

/s/ Paul S. Saint-Pierre
Paul S. Saint-Pierre
Treasurer

The Undersigned hereby joins in the above acceleration request pursuant to the requirements of Rule 461(a).

Foreside Fund Services, LLC

/s/ Nanette K. Chern
Nanette K. Chern
Vice President

cc: Patricia Williams, Securities and Exchange Commission